

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 14, 2017

Via E-mail
Steven J. Little
Chief Financial Officer
CapWest Income, LLC
2009 E. Windmill Lane
Las Vegas, NV 89123

> **Re: CapWest Income, LLC**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed October 19, 2017**
> **File No. 024-10620**

Dear Mr. Little:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution and Terms of the Offering

The New Notes Issued in the Offering will be Sold by Issuer, page 17

1. Please revise your disclosure to describe how the securities will be offered and sold, including the role of any company employees or third parties in such activities. Refer to Item 508(c) of Regulation S-K.

Administrative Agreement, page 18

2. We note your disclosure in this section and elsewhere that JumpStart Securities, LLC is not an underwriter in this offering. Please provide an analysis of why JumpStart Securities, LLC is not an underwriter in connection with your offering. Pursuant to

Section 2(a)(11) of the Securities Act of 1933, "[t]he term 'underwriter' means any person who . . . participates or has a direct or indirect participation in [the distribution of any security] . . . ." It appears JumpStart Securities, LLC is participating, directly or indirectly, in the offering of your securities. For example, we note the disclosure that you will pay JumpStart Securities LLC a fee "equal to 1.0% of the gross proceeds from the sale of the shares offered by this Offering Circular." Please tell us why you believe this variable compensation, which is linked to the success of the offering, is not underwriting compensation. We also note that JumpStart Securities, LLC provided advisory services during the preparatory stages of going to market with your contemplated securities offering, will review and process information and subscription agreements from potential investors, and will contact you and/or your agents, if needed, to gather additional information or clarification from prospective investors.

You may contact William Demarest, Staff Accountant, at (202) 551-3432, or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Bryan Clark, Esq.